(SONOSITE LETTERHEAD)

January 20, 2011

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission, Mail Stop 6010
100 F Street, N.E.
Washington D.C.  20549

RE:           SonoSite, Inc.
File No. 0-23791

This letter responds to your comments in your letter dated December 15, 2010 regarding Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarterly period ended September 30, 2010.  We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filings.  Following are our responses to the specific comments raised in your letter.

Form 10-K for year ended December 31, 2009

Patents and Intellectual Property Rights, page 8

1.	In future filings, please clarify the duration of your intellectual property, including your patents.

Response:  Thank you, your comments are duly noted.  We will provide the requested disclosure in future filings.

Manufacturing, page 9

2.
 Please tell us, and revise future filings to clarify, the nature of your arrangement with the circuit board supplier mentioned on page 15.  For example, are you guaranteed a minimum number of circuit boards in a given period?

Response:  Our circuit boards are produced by one of the world’s largest electronic manufacturing services suppliers.   Our agreement does not provide for any guaranteed minimum number of circuit boards to either be manufactured or purchased.  We provide the manufacturer with our forecasted demand for circuit boards, which enables an efficient production plan, including certain integral parts provided by us.   We will provide this specific information in future filings.

Gross Margin, page 30

3.
 Please tell us, and revise future filings to clarify, how “product mix” impacted your results of operations.  It is unclear from your disclosure how such mix “improved” as compared to the prior period, including what effect, if any new products had on the revenues and gross margins you disclose.

Response: Thank you, your comments are duly noted. Gross margin for the calendar year ended December 2009 compared to the calendar year ended December 2008 was favorably impacted by a higher percentage of sales of comparable product with higher gross margins, in addition to a reduction in material costs. This was offset by unfavorable foreign currency impact of approximately .05% and the introduction of a new product that had a lower gross margin.   We will provide the additional clarity as to how product mix impacts results of operations in future filings.

Liquidity and Capital Resources, page 32

4.  Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide sufficient basis for a reader to analyze the change.  Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Response:  Thank you, your comments are duly noted.  In future filings, we will add additional disclosures to ensure our “Liquidity and Capital Resources” section is consistent with guidance provided by Item 303(a) of Regulation S-K and Release 33-8350.

Financial Statements, page 65

Note 2. Summary of Significant Accounting Policies, page 48

5.  In light of the acquisition of CDIC in 2009 and VisualSonics in 2010 please tell us and revise your disclosures in future filings to disclose your accounting policies with respect to your segment reporting.  Refer to FASB Accounting Standards Codification Topic 280.  In this regard, we note your disclosures on page 77 (Note 14) and in Note 9 of Form 10-Q for the quarterly period ended September 30, 2010 that you have one reportable segment.  Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification.  As applicable, please also provide us with your detailed analysis of paragraphs 280-10-50-10 through 280-10-50-19 of the FASB Accounting Standards Codification supporting your conclusion that you have one reportable segment.

Response:  After the acquisitions of CardioDynamics International Corporation (“CDIC”) in August of 2009 and VisualSonics Inc. (“VisualSonics”) in June of 2010 we reviewed the enterprise structure of SonoSite, Inc. and the reporting requirements associated with FASB Accounting Standards Codification (“ASC”) Topic 280.

For the calendar year ended December 31, 2009, which includes the acquisition of CDIC, we determined we have one operating segment in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the ASC.

The following is a summary of our analysis of the criteria of ASC 280-10-50-1:

ASC 280-10-50-1(a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise) – CDIC and the core business of Sonosite engage in business activities that earn revenues and incur expenses.

ASC 280-10-50-1(b) Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance - Our chief operating decision maker (“CODM”) evaluates decisions and performance primarily based upon revenue recorded in geographic regions as disclosed in our segment footnote and this is similar to information discussed in our press releases and financial presentations. Additionally, the CODM reviews consolidated operating expenses for functional departments (e.g. marketing, product innovation, operations, sales and general and administration). There is no allocation of centralized costs to the geographic regions. The CODM does not regularly receive and review financial information on a disaggregated basis for either CDIC or the core business of SonoSite.

Though we prepare discrete financial information that presents income before income taxes by foreign and domestic operations (see ASC 280-10-50-1(c) discussion below), it is prepared to comply with tax laws and for calculation of our income tax expense. These financials are not received by nor used by our CODM to evaluate our performance or make resource allocation decisions.

ASC 280-10-50-1(c) For which discrete financial information is available – Discrete financial information is prepared.  We prepare information that separately presents income before income taxes by foreign and domestic operations.  This financial information is prepared to comply with tax laws and for calculation of our income tax expense.

For the quarter ended September 2010, which includes the acquisition of VisualSonics, we have determined we have one operating segment that meets all of the criteria of ASC 280-10-50-1.

The following is a summary of our analysis:

ASC 280-10-50-1(a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise) – VisualSonics and the core business of Sonosite engage in business activities that earn revenues and incur expenses.  During 2010, the business activities of CDIC were integrated into the core business of SonoSite.

ASC 280-10-50-1(b) Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance - Our CODM evaluates decisions and performance primarily based upon revenue recorded in geographic regions and aggregated operating expenses which is consistent with information that we discuss in our press releases and financial presentations. The CODM does not regularly receive and review financial information for either VisualSonics or the core business of SonoSite on a disaggregated basis.

Though we prepare discrete financial information that presents income before income taxes by foreign and domestic operations (see ASC 280-10-50-1(c) discussion below), it is prepared to comply with tax laws and for calculation of our income tax expense. These financials are not received by nor used by our CODM to evaluate our performance or make resource allocation decisions.

ASC 280-10-50-1(c) For which discrete financial information is available – As noted above discrete financial information is prepared to comply with tax laws and for calculation of our income tax expense.

We will periodically review our enterprise and reporting structure to ensure we are meeting the reporting requirements of ASC Topic 280.

Note 6, Acquisitions, page 59

6.  We note the valuation of your intangible assets was primarily determined using the income and market approaches.  Given the significance of your allocation to intangible assets, please tell us and revise future filings to disclose your valuation methodology and principle assumptions used for each of your major intangible assets.  This comment also applies to Note 5 Acquisitions in Form 10-Q for the quarterly period ended September 30, 2010.

Response: Thank you, your comments are duly noted. We would like to clarify that our valuation of intangible assets were determined using the income and cost approaches.  We used a combination of the market and cost approaches to determine the valuation of property and equipment.  In future filings, we will add the following disclosures.

We used the Cost Approach and the Income Approach to determine the value of acquired intangible assets.

The following methods were used for the acquisition of CDIC:

•	Developed technology and customer relations were valued using the multi-period excess earnings method

•	Trademarks were valued using the relief from royalty method

•	Internally developed software was valued using the cost approach

The following methods were used for the acquisition of VisualSonics:

•	Developed technology and customer relations were valued using the multi-period excess earnings method

•	Trademarks were valued using the relief from royalty method

For both the acquisition of CDIC and VisualSonics the identification and allocation of value to the identified intangible assets was based on the provisions of ASC Topic 805. The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the “income” approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition and the tax amortization benefit.

Note 14. Segment Reporting, page 77

7.  We note your disclosure of revenue by geographic location. If revenues from external customers attributed to an individual foreign country within Europe, Africa and the Middle East or Asia Pacific geographic markets are material, please revise future filings to separately disclose those revenues. This comment also apples to Note 9 in 10-Q for the quarterly period ended September 30, 2010.  Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards.

Response:  Thank you, your comments are duly noted. No revenues from external customers attributable to a foreign country are currently material. We will continue to monitor revenue from external customers attributable to an individual foreign country and, if material, we will separately disclose those revenues.

Note 16. Correction of Errors, page 77

8.  We note you recorded adjustments related to income tax and foreign currency translation matters in 2009 for the correction of errors impacting prior years that were deemed not material.  Please tell us in more detail what the nature of these adjustments relate to, whether they are gross or net adjustments and how you determined that the adjustments were not material.  Further, in future filings disclose the amounts that relate to each period.

Response:  During the calendar year 2009 audit, we identified various errors to our 2007 and 2008 consolidated financial statements that were corrected in 2009.  The following is a summary of the errors that impacted prior years:

•
Foreign currency impact on intercompany eliminations – We determined that our method for eliminating intercompany profit in cost of goods sold (“COGS”) inappropriately eliminated from COGS the foreign currency (“FX”) impacts on the original manufactured cost on inventory manufactured in the United States but currently held by a foreign location.  We recorded an adjustment to correct the elimination of the FX impact on COGS on the original manufactured cost.  The impact of this correction on net income was $0.2 million or 2.4% of net income for 2007 and $0.1 million or 0.4% of net income in 2008.

•	Income tax accounting corrections related to the following:

o
Original Issue Discount (“OID”) Interest - Our convertible senior notes and related call option transaction were treated as a synthetic instrument for tax purposes, which resulted in OID interest deductions in excess of amounts recognized in our consolidated financial statements.  From the time that we issued the convertible senior notes in 2007, we had recorded the OID interest deduction as a credit to additional paid in capital and a corresponding reduction to the payable.  After further research into this accounting treatment during 2009, it was determined that the appropriate treatment was to record the OID interest as a deferred tax liability (“DTL”), consistent with ASC Topic 740.  The OID interest will remain recorded as a DTL until the debt is repaid or the notes are converted to equity. If converted, the basis difference would be recorded to additional paid in capital (“APIC”) at that time.   Based on these conclusions, we recorded an entry to reverse the OID interest recorded to APIC and established the required DTL at December 31, 2009.  There was no impact from this correction on net income for 2007 or 2008.

o
Treatment of OID recapture on convertible notes repurchased - We repurchased a portion of the convertible senior notes in 2008 and 2009, which resulted in the recapture of additional OID recognized for tax purposes.  Based on the guidance in ASC Topic 740 referenced above, if the note is repaid in cash, the OID is required to be recaptured in taxable income in the year of repurchase.  If the note is converted to equity, the OID becomes a permanent book tax difference to equity.   The proper treatment for the OID deduction is to record a DTL until the debt is repaid or converted. However, as explained above, we had been historically recording a credit to APIC instead.  We recorded an entry to correct this at December 31, 2009.  There was no impact from this correction on net income for 2007 or 2008.

When portions of the convertible notes were repurchased in 2008 and 2009, the credit recorded to APIC for the OID deductions should have been reversed and recorded as a DTL. In 2008, the OID recapture was picked up in the US federal income tax return; however the APIC entry was not reversed.  In 2009, the tax gain on repurchase, which includes the OID recapture, can be deferred until 2014 under the Stimulus Act passed in 2009.  We recorded a correcting entry at December 31, 2009 to remove the OID liability originally recorded to APIC (that should have been a DTL) and was not reversed once recapture had been triggered. The offset to the entry was recorded to the tax payable account.  There was no impact from this correction on net income for 2007 or 2008.

o
Treatment of debt issuance costs - As part of our entries to record the write off of the debt issuance costs related to the repurchase of the convertible notes in both 2008 and 2009, we erroneously recorded an APIC entry with a debit to deferred taxes, relating to the book gain realized on the repurchases.  No deferred tax should have been recorded on that book gain because there is a similar gain realized for tax purposes (thus no basis difference exists relating to the gain on repurchase). Because we erroneously recorded a deferred tax asset with an offset to APIC for this item, we recorded an entry to reverse the impact of the error between deferred taxes and APIC, and to appropriately state the ending deferred balance based on the book/tax basis of deferred issuance costs at December 31, 2009.  There was no impact from this correction on net income for 2007 or 2008.

o
Tax on translation of inter-company transactions – We recorded an entry to revise the cumulative translation adjustment within equity (“CTA”) and the income tax payable account to reconcile for a discrepancy resulting from income taxes related to intercompany accounts with foreign subsidiaries that were translated using the month end foreign exchange rate by the parent whereas, the foreign subsidiaries were translated using the monthly average foreign exchange rate.  There was no impact from this correction on net income for 2007 or 2008.

o	Uncertain Tax Positions :

▪
Unrecorded interest and penalties - We had not consistently recorded interest and penalties for uncertain tax positions because we had estimated that such amounts were not material.  As part of performing a detailed analysis of our income tax accounts, we prepared a calculation of interest and penalties for our uncertain tax positions.  We recorded an entry at the end of 2009 to recognize amounts that were not previously recorded. The impact of this correction on net income was $30k or 0.6% of net income for 2007 and $10k or 0.1% of net income in 2008.

▪
Share-based compensation deductions - We realized that within each of our previously filed US federal income tax returns, we had expensed share-based compensation deductions, including deductions for awards held by employees of foreign subsidiaries. However, we should have only deducted the portion related to US employees. This represents an uncertain tax position that we will not more likely than not sustain and therefore should be recorded as an uncertain tax liability for each of the prior years. For years prior to the adoption of ASC Topic 718, the liability should be established with a debit to APIC. For years subsequent to adoption of SFAS 123R, the liability should be established through recognition of additional income tax expense  except for any portion relating to windfalls or shortfalls that should also be established through APIC. The impact of this correction on net income was $0.3 million or 4.1% of net income for 2007 and $0.1 million or 0.5% of net income in 2008.

We evaluated the impact of these errors, individually and in the aggregate, on the financial statements in accordance with the guidance referenced below, which requires that all relevant qualitative and quantitative factors be considered in determining whether errors arising in a prior period are material to the current period financial statements.

Technical References:

•	SEC Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

•	SEC Staff Accounting Bulletin No. 99, Materiality

•	FASB ASC Topic 270 (APB 28 Interim Financial Reporting (paragraph 29))

Our evaluation of the impact of these errors was considered using operating income and net income. Our use of operating income in this evaluation is consistent with our quarterly reporting of financial results and outlook with investors.

We evaluated the following for the periods referenced above:

•	Aggregate errors impacting operating income relative to annual operating income

•	Aggregate errors impacting net income relative to annual net income

•	Aggregate balance sheet errors to total assets, total liabilities and shareholder equity

	2007	2008	Total Reported in Footnote 16 of December 31, 2009 10-K
	($ in millions)	($ in millions)	($ in millions)

Errors arising in prior years impacting operating and net income:
Increase in costs of goods sold	0.2	0.1	0.3
Aggregate errors impacting annual operating Income	0.2	0.1	0.3
Percentage of operating income	1.5%	0.2%

Increase in income tax expense	0.3	0.1	0.4
Aggregate errors impacting net income	0.5	0.2	0.7
Percentage of net income	7.1%	1.0%

Balance sheet errors arising in prior years:
Increase in prepaid and other current assets	-	0.3	0.3
Decrease in deferred tax assets	-	(1.0)	(1.0)
Decrease to inventory	(0.2)	(0.1)	(0.3)
Impact to total assets	(0.2)	(0.8)	(1.0)
Percentage of total assets	-0.1%	-0.9%

Decrease in deferred tax liabilities	(0.6)	(0.6)	(1.2)
Increase in other non-current liabilities	(0.7)	(0.4)	(1.1)
Impact to total liabilities	(1.3)	(1.0)	(2.3)
Percentage of total liabilities	-0.5%	-0.5%

Decrease in additional paid-in-capital	0.9	1.6	2.5
Increase to accumulated other comprehensive income (loss)	-	(0.1)	(0.1)
Impact to total shareholder equity	0.9	1.5	2.4
Percentage of total shareholder equity	0.5%	0.7%

Aggregate errors impacting balance sheet	(0.5)	(0.2)	(0.7)

We determined that the corrected errors were not material, individually and in the aggregate, to the prior periods or current periods after evaluating them both quantitatively and qualitatively against operating measures (operating income and net income) and balance sheet (total assets, liabilities and equity). In addition we believe that the impact of these errors would not change the judgment of a reasonable person relying on our financial statements.  Our auditors, KPMG LLP, as part of their audit procedures reviewed our analysis with their national office and concurred with the conclusion and analysis.

In future filings, we will disclose the amounts that relate to each period.

Item 9A. Controls and Procedures, page 79

(a).  Evaluation of disclosure controls and procedures, page 79

9.  We note your disclosure that your chief executive officer and chief financial officer “have concluded that (y)our disclosure controls and procedures were effective to ensure that the information required to be disclosed by (us) in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.”  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15( c).

Response: Thank you, your comments are duly noted. Item 9A Controls and Procedures (a) evaluation of disclosure controls and procedures has been revised below and the required disclosure will be included in future filings.

As of December 31, 2009, our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act), and they have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 11.  Executive Compensation, page 80

10.  We note the disclosure on page 10 of your definitive proxy statement.  Please advise us of the basis for your disclosed conclusion regarding the risks of material adverse effects, including the process you undertook to reach that conclusion.

Response: In 2009 we established a management-level risk committee that reports regularly to the audit committee of our board of directors. The risk committee is tasked with identifying and analyzing material risks to the company, and generally meets at least quarterly. This process by which the general risks we face are identified and provides a framework within which to consider whether any aspect of our compensation structure might pose us a material risk.

In addition, in early 2010 our general counsel made a presentation to the compensation committee that discussed the SEC’s new disclosure rules in 2010 and included a discussion of the compensation risk disclosure requirements. The presentation on risk issues noted categories of activities and structures that might give rise to compensation-related material adverse risk, and that were included in the SEC release and Risk Management Group advisory publications regarding compensation risk. The committee members discussed these matters following the presentation in the context of the company’s compensation programs and concluded that our compensation programs do not pose material adverse risks.

The compensation committee’s conclusion took into account the risk-mitigating nature of the following features of our compensation program:

(1)  The short-term incentive component for SonoSite’s executives – our Variable Incentive Plan (“VIP”) provides payment based primarily upon achievement of gross and net revenue targets from the sale of our products (medical devices).  Revenue recognition of revenue sales activities, and the accrual of expenses, is monitored by our Finance Department. In addition, the maximum amount payable to each executive under the VIP is capped, which protects against overly large short-term incentives that might encourage excessive risk-taking. Variable compensation for non-executive sales personnel is also based upon sales revenue verified in accordance with customary revenue recognition policies.

(2)  Equity grants to executives - With respect to equity grants made to SonoSite executives; in 2009 the compensation committee set stock ownership guidelines to help ensure that the executives manage the business to achieve long-term, stable growth.  As discussed in more detail in the Compensation Discussion and Analysis (“CD&A”) section of our 2010 proxy statement, these guidelines require executives to acquire an amount of SonoSite stock equal to 50% or 100% of their base salary (depending on the executive’s position) over a four year period. In addition, all individual grants of restricted stock units have 100% “cliff vest” after three years of continuous service and stock option grants vest in equal increments over a four year period of continuous service. The compensation committee set these vesting periods to encourage executive officers and other employees to focus on sustaining long-term performance.

In addition, as a general matter and as discussed in the CD&A section of our 2010 proxy statement, the compensation committee periodically reviews the compensation metrics for executives, as well as our compensation policies as a whole.  As part of its analysis, the committee reviews a report provided by Compensia, the compensation committee’s consultant for advice on executive matters. This report compares our compensation practices with a group of similarly-situated companies in the medical device industry.  The committee believes that maintaining compensation programs similar to those operated by similarly situated companies helps create compensation policies that are not likely to pose material adverse risks.

In summary, our compensation committee reviewed general risk issues applicable to the company, was advised about the new compensation-related  risk disclosure rules, considered factors identified by the SEC and others as problematic, conducted a general review of our compensation programs, and concluded that our compensation programs do not implicate concerns about our compensation posing a material adverse risk

Exhibits 31.1 and 31.2

11.  We note that you have not included the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please review future filings, including any amendment to this filing, to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.  Please note this comment also applies to the certifications in Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010.

Response: Thank you, your comments are duly noted.  In future filings, we will ensure our filings include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 5, Acquisitions, page 11

12.  With reference to a letter from the staff dated July 1, 2010 regarding your waiver request, we note that disclosure for the acquisition of VisualSonics, Inc. in Form 8-K filed on July 7, September 7 and September 16, 2010 did not include the audited financial statements for the acquired business for the time span required under Rule 3-05 and the pro forma financial information required under Article 11 of Regulation S-X.  We further note in the explanatory note of September 16, 2010 Form 8-K that you state “upon completion of the reconciliation Canadian generally accepted accounting principles to U.S. generally accepted accounting principles of the financial statements of VisualSonics…, the acquisition proved not to meet any of the significance tests under Rule 3-05 of Article 11 of Regulation S-K, and thus Sonosite will not be filing any financial information…”. Please explain to us in detail the facts and circumstances that changed since your letter dated June 21, 2010 in which you sought a waiver of the requirement to include acquired company and pro forma financial statements.  Additionally please provide to us your significance calculations in accordance with Rule 1-02(w) of Regulation S-X for the VisualSonics acquisition.

Response: On June 21, 2010 we requested a waiver request as it was our conclusion that the Rule 3-05 significance tests produced an anomalous result. We received notification from the SEC that the waiver was denied on July 1, 2010. On July 7, 2010 we filed the Form 8-K as it appeared that the acquisition of VisualSonics would be a significant acquisition  under Rule 3-05 or Article 11 of Regulation S-X, such that financial information would be required to be filed under Item 9.01(a) and/or Item 9.01(b) of the Form 8-K.

VisualSonics was a privately held Canadian corporation that was financed through a series of debt and convertible debt transactions. These debt transactions included unique and complex warrants, conversion features and dividend rights. Under Canadian GAAP private companies are allowed an election to not account for such derivatives in the financial statements, and this election was made by VisualSonics.

We identified the differences listed below between US and Canadian GAAP.  Accordingly we needed to determine the proper amounts to reconcile the Canadian GAAP financial statements to US GAAP to test whether the acquisition would be a significant acquisition under Rule 3-05 or Article 11 of Regulation S-X;

•	Share based compensation

•	Foreign currency translation adjustment

•	Equity financing (debt)

The most significant difference between US GAAP and Canadian GAAP resulted from the analysis of the debt and equity financing. The following is a discussion of these transactions.

In September 2009 there was a modification to an existing equity financing instrument with a major shareholder that was treated in VisualSonics fiscal 2009 financial statements as a credit directly to VisualSonics “contributed surplus” and thus did not affect VisualSonics statement of operations. Our initial assessment of the US GAAP accounting treatment of this modification was that the credit for the adjustment should have been recorded in the statement of operations for the year ended September 30, 2009.  The U.S. GAAP credit to the statement of operations would have changed a loss before income taxes, using Canadian GAAP, of approximately C$1.5 million to become income before income taxes of approximately C$7.9 million.  This, in turn, caused the Regulation S-X income significance test that would have otherwise been less than 20% to be well in excess of 50%. It was at this point that we requested the waiver.

After our request for waiver was denied, we continued our efforts to prepare audited US GAAP financial statements as required by Items 2.01 and 9.01 of Form 8-K and Rule 3-05 of Regulation S-X.  During the preparation of the US GAAP financial statements our advisors advised us that the VisualSonics Canadian GAAP financial statements for fiscal year 2009 would have to be restated to account for the derivates before reconciling to US GAAP.

During the review and restatement of the Canadian GAAP financial statements for  the derivates,  it was determined that the equity financing instrument had been previously modified in March of 2007 where the associated gain should have been recorded in fiscal year 2007 and not fiscal year ended 2009.  We reviewed this accounting treatment with our advisors and determined that the modification would be reported as income in March 2007 and not September 2009.

On September 16, 2010 we filed Form 8-K stating “upon completion of the reconciliation from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles of the financial statements of VisualSonics and third-party review thereof, the acquisition proved not to meet any of the significance tests under Rule 3-05 or Article 11 of Regulation S-X, and, thus, SonoSite will not be filing any financial information under Item 9.01(a) or Item 9.01(b).”

The significance calculations in accordance with Rule 1-02(w) of Regulation S-X for the VisualSonics acquisition are provided below the financial amounts are as reported ($ in thousands).

Test 1 - Asset Test
Total SonoSite Total Assets	$422,974
VisualSonics Total Assets	$21,299
Percentage of Total Assets	5%

Test 2 - Investment Test
Total SonoSite Total Assets	$422,974
Total GAAP Purchase Price	$65,000
Percentage of Total Assets	15%

Test 3 - Income Test
	Initial Test	Final Test
VisualSonics - Fiscal year 2009 Net income before tax
CAD GAAP	$(1,548)	$(1,548)
Adjustment for US GAAP:
Accounting for derivatives	11,054	(270)
Stock compensation and foreign currency translations	(1,567)	1,723

USD GAAP	$7,939	$95

SonoSite 5 Year Net Income Before Tax	$9,506	$9,506

Income Test Percentage	83.5%	1.0%

SonoSite acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing;

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions to me at (425) 951-6919.

Sincerely,

/s/ N. SCOTT DICKSON

N. Scott Dickson
Corporate Controller